SCRAP CONNECTION, INC.
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2018 AND 2017

	2018	2017
ASSETS		
CURRENT ASSETS		
Cash	$ 337,154	$ 678,648
Accounts Receivable	8	8
VAT Receivable	14,368	-
Prepaid Expenses	-	11,090
Related Party Loans and Advances	128,115	104,857
TOTAL CURRENT ASSETS	479,645	794,603
NON-CURRENT ASSETS		
Fixed Assets, Net	1,607	1,120
Security Deposits	1,635	1,720
TOTAL NON-CURRENT ASSETS	3,242	2,840
TOTAL ASSETS	482,887	797,443
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	(5,198)	1,880
Accrued Salaries & Payroll Taxes	14,132	2,824
TOTAL CURRENT LIABILITIES	8,934	4,704
NON-CURRENT LIABILITIES		
Shareholder Loans	8,281	9,281
Loans	258,581	348,818
TOTAL LIABILITIES	275,796	362,803
SHAREHOLDERS' EQUITY		
Common Stock (10,000,000 shares authorized; 882,400 issued; $0.000010 par value)	9	9
Class A Preferred Stock (1,000,000 shares authorized, 363,123 issued, $0.000010 par value)	4	4
Additional Paid in Capital	1,346,758	1,187,965
Treasury Stock	(26,366)	(26,366)
Retained Earnings (Deficit)	(1,113,313)	(726,972)
TOTAL SHAREHOLDERS' EQUITY	207,091	434,640
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 482,887	$ 797,443